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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Cheviot Financial Corp.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
               --------------------------------------------------
                         (Title of Class of Securities)

                                   166774 10 9
                             -----------------------
                                 (CUSIP Number)

                              Kevin L. Cooney, Esq.
                              Frost Brown Todd LLC
                     2200 PNC Center, 201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6199
            --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Cheviot Mutual Holding Company (56-2423717)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)      [ ]
         (b)      [ ]
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3        SEC USE ONLY

         -----------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)
         OO

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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)     [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
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             NUMBER OF     7     SOLE VOTING POWER:         5,455,313 shares
              SHARES      ------------------------------------------------------
           BENEFICIALLY    8     SHARED VOTING POWER:       0 shares
           OWNED BY EACH  ------------------------------------------------------
             REPORTING     9     SOLE DISPOSITIVE POWER:    5,455,313 shares
            PERSON WITH   ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER:  0 shares
         -----------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,455,313 shares
         -----------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)         [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55%
         -----------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)
         HC
         -----------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $0.01 par value per share ("Common Stock"), of Cheviot Financial Corp., a federal corporation (the "Issuer"). The address of the Issuer's principal executive office is 3723 Glenmore Avenue, Cheviot, Ohio 45211.


ITEM 2.  IDENTITY AND BACKGROUND

This Schedule is being filed on behalf of Cheviot Mutual Holding Company, a federally chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 3723 Glenmore Avenue, Cheviot, Ohio 45211.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and directors of the Company ("Insiders"):

Directors
---------

Name                                      Occupation
----                                      ----------
Gerhard H. Hillmann                       Retired manager of Fletcher Homes
Edward L. Kleemeier                       Retired District Fire Chief for the City of Cincinnati
Thomas J. Linneman                        President and Chief Executive Officer of the Company and the Issuer
John T. Smith                             Secretary/Treasurer of Hawkstone Associates, Inc.
Robert Thomas                             Owner of R&R Quality Meats and Catering
James E. Williamson                       District Administrator of Oak Hills Local School District

Executive Officers who are not Directors
----------------------------------------

Name                                      Occupation
----                                      ----------
Kevin M. Kappa                            Vice President/Compliance Officer of the Issuer and the Bank
Jeffrey J. Lenzer                         Vice President/Lending of the Issuer and the Bank
Scott T. Smith                            Chief Financial Officer of the Company, the Issuer and Cheviot Savings Bank

(d) During the past five years, neither the Company not any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)      All of the Insiders are U.S. citizens.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 5, 2004, the Issuer was formed for the purpose of becoming the stock holding company of Cheviot Savings Bank (the "Bank") and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Cheviot Savings Bank Plan of Reorganization from a Mutual Savings and Loan to a Mutual Holding Company and Stock Issuance Plan, as amended (the "Plan of Reorganization"), the Bank became a wholly owned subsidiary of the Issuer, which became a majority owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On January 5, 2004, 5,455,313 shares of Common Stock were issued to the Company, and 4,463,438 shares of Common Stock were issued to members of the Bank and others.

ITEM 4.  PURPOSE OF TRANSACTION

The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank from mutual to stock form and the formation of the Issuer and the Company, was to establish an organizational structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank. The mutual holding company organizational structure permits the Issuer to offer, sell and issue capital stock, which is a source of capital not available to a mutual savings association. The Mutual Holding Company Reorganization also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of its common stock for sale in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings Bank and to provide community-oriented financial services is expected to be preserved.

However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the Company and/or the Insiders

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may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of both January 5, 2005 and February 19, 2004, the Company directly and beneficially owned 5,455,313 shares of the Issuer's Common Stock, which represented 55% of the issued and outstanding shares of Common Stock on such date.

(b) The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

(c) Other than the issuance to the Company of the shares of Issuer's Common Stock as of January 5, 2004, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

(d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

(e) Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  CHEVIOT MUTUAL HOLDING COMPANY


Dated: February 19, 2004          By: /s/ Thomas J. Linneman
                                  --------------------------------------------
                                  Name:  Thomas J. Linneman
                                  Title: President and Chief Executive Officer